No. 812-14016

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO THE APPLICATION FOR AN ORDER PURSUANT TO

SECTION 57(i) OF THE INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1

UNDER THE ACT TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE

PROHIBITED BY SECTION 57(a)(4) OF THE ACT AND UNDER SECTION 17(d) OF

THE ACT AND RULE 17d-1 UNDER THE ACT AUTHORIZING CERTAIN JOINT

TRANSACTIONS

HMS Income Fund, Inc., HMS Adviser LP

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

(888) 220-6121

Main Street Capital Corporation, Main Street Capital Partners, LLC,

Main Street Mezzanine Fund, LP, Main Street Capital II, LP,

Main Street Equity Interests, Inc., MSCII Equity Interests, LLC

1300 Post Oak Boulevard, Suite 800

Houston, Texas 77056

(713) 350-6000

All Communications, Notices and Orders to:

Charles N. Hazen

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Fax: (713) 966-7851

Copies to:

John A. Good, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 Tel: (901) 543-5901 Fax: (888) 543-4644	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Tel: (202) 383-0100 Fax: (202) 637-3593

July 27, 2012

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:

HMS INCOME FUND, INC. AND

HMS ADVISER LP

2800 POST OAK BOULEVARD, SUITE 5000

HOUSTON, TEXAS 77056-6118

(888) 220-6121

AND

MAIN STREET CAPITAL CORPORATION,

MAIN STREET CAPITAL PARTNERS, LLC,

MAIN STREET MEZZANINE FUND, LP,

MAIN STREET CAPITAL II, LP ,

MAIN STREET EQUITY INTERESTS, INC. AND

MSCII EQUITY INTERESTS, LLC

1300 POST OAK BOULEVARD, SUITE 800

HOUSTON, TEXAS 77056

(713) 350-6000

File No. 812-14016

Investment Company Act of 1940

) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) ) )

AMENDMENT NO. 1 TO THE

APPLICATION FOR AN ORDER

PURSUANT TO SECTION

57(i) OF THE INVESTMENT COMPANY

ACT OF 1940 AND RULE 17d-1 UNDER

THE ACT TO PERMIT CERTAIN JOINT

TRANSACTIONS OTHERWISE

PROHIBITED BY SECTIONS 57(a)(4) OF

THE ACT AND UNDER SECTION 17(d) OF

THE ACT AND RULE 17d-l UNDER THE

ACT AUTHORIZING CERTAIN JOINT

TRANSACTIONS.

The following entities hereby request an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”)1, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4) of the 1940 Act:

•	HMS Income Fund, Inc. (the “Company”);

•	HMS Adviser LP, the Company’s investment adviser (“HMS Adviser”);

•	Main Street Capital Corporation, the Company’s investment sub-adviser (“MSCC”);

•

Main Street Capital Partners, LLC, a wholly-owned subsidiary of MSCC, which it is anticipated will act as the Company’s investment sub-adviser if and when the relief described elsewhere herein or similar relief has been obtained from the staff of the Commission (“Partners”)[2];

[1]	Unless otherwise indicated, all section and rule references herein are to the 1940 Act and rules promulgated thereunder.

[2]

MSCC has submitted a request for a no-action letter to the staff (the “Staff”) of the Commission’s Division of Investment Management requesting that it concur with MSCC’s view that Partners is not required to be separately

•

Main Street Mezzanine Fund, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund I”), and Main Street Capital II, LP, a wholly-owned subsidiary of MSCC (“SBIC Fund II” and, together with SBIC Fund I and any other small business investment companies wholly-owned by MSCC, the “SBIC Funds”); and

•

MSCII Equity Interests, LLC, a wholly-owned subsidiary of SBIC Fund II, and Main Street Equity Interests, Inc., a wholly-owned subsidiary of MSCC, formed to hold certain investment assets of MSCC in order to allow MSCC to continue to qualify as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”), for tax purposes (together with such other similar direct or indirect, wholly- or majority-owned subsidiaries of MSCC, the “MAIN Blocker Subsidiaries” and together with the SBIC Funds and MSCC, “MAIN”) (MAIN, Partners, the Company and HMS Adviser are hereinafter referred to collectively as the “Applicants”).

In particular, the relief requested in this application (the “Application”) would allow the Company3 and/or any future entity that is managed, advised or controlled by the Company or HMS Adviser on one hand, and MAIN and/or any future entity that is managed, advised or controlled by MAIN or Partners to co-invest in the same investment opportunities where such investment would otherwise be prohibited under Section 57(a)(4) of the 1940 Act. “Co-Investment Transaction” means any transaction in which MAIN and the Company jointly participated in reliance on the Order. “Potential Co-Investment Transaction” means any investment opportunity in which MAIN and the Company could not jointly participate without obtaining and relying on the Order. The Company and MSCC are hereinafter sometimes collectively referred to as the “BDCs”.

Any existing or future entities that may rely on the Order in the future will comply with its terms and conditions. The Order sought by this Application would supersede the previous co-investment order issued to MAIN.4 registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), in light of the registration of MSCC as an investment adviser under the Advisers Act, and that if Partners serves as investment adviser to another business development company, including as the Company’s investment sub-adviser, the Staff will not recommend enforcement action to the Commission against Partners under Section 203 of the Advisers Act or MSCC under Section 12(d)(3) of the 1940 Act. If and when such requested no-action letter relief or similar relief is granted by the Staff, Partners will act as the Company’s investment sub-adviser instead of MSCC. The term “HMS Sub-Adviser,” as used herein, will refer to MSCC until such time that, if at all, the Staff grants the abovementioned requested no-action letter relief or similar relief; after which time, it will refer to Partners.

[3]

The Company, like MSCC, may utilize subsidiaries for various purposes, including to hold interests in certain of its portfolio companies (the “Blocker Subsidiaries”) to permit the Company to continue to meet the qualifications for taxation as a RIC. Any Blocker Subsidiary that the Company forms will qualify for the exclusion from the definition of the term investment company pursuant to Section 3(c)(7) of the 1940 Act or will otherwise not be required to register as an investment company under the 1940 Act. Blocker Subsidiaries typically are organized as corporations or as limited liability companies or partnerships that elect to be taxed as corporations for U.S. federal income tax purposes and hold certain investments in pass-through tax entities (such as partnership interests or limited liability company interests) the gross revenue from which would be “bad income” for purposes of RIC qualification. Blocker Subsidiaries are subject to federal corporation income tax, and dividends they pay to the parent RICs are “good income” for RIC qualification purposes. Relief for these vehicles may be necessary as they will also be controlled and managed by HMS Adviser (or any entity directly or indirectly controlled by or under common control with HMS Adviser within the meaning of Section 2(a)(9) of the 1940 Act) and may invest side by side with MAIN, which are persons described in Section 57(b)(2) of the 1940 Act.

[4]	Main Street Capital Corporation, et. al. (File No. 812-1343 8), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice) (the “Existing Order”).

I. GENERAL DESCRIPTION OF APPLICANTS

A. The Company

The Company was organized under the General Corporation Law of the State of Maryland on November 28, 2011 for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the 1940 Act. In addition, the Company intends to make an election to be treated for tax purposes as a RIC and intends to continue to make such election in the future. The Company’s principal place of business is 2800 Post Oak Boulevard, Suite 5000, Houston, Texas 77056-6118.

On December 16, 2011, in connection with its initial public offering of common stock, the Company filed a registration statement on Form N-2, Registration No. 333-178548 (the “Registration Statement”). The Company subsequently filed multiple amendments to the Registration Statement to, among other things, update the information contained therein. On May 31, 2012, the Company filed a notification of election to be subject to Sections 55 through 65 of the 1940 Act on Form N-54A. The Registration Statement was declared effective on June 4, 2012. Also, on May 31, 2012, the Company filed a registration statement on Form 8-A to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “1934 Act”). Accordingly, the Company is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act.

The Company has a five-member board of directors (collectively, the “Company Board”) of which three members are not considered “interested persons” (“Independent Directors”) of the Company within the meaning of Section 2(a)(19) of the 1940 Act. Additionally, as more fully described in the Registration Statement, on December 12, 2011, the Company purchased from MSCC its initial investment portfolio consisting of debt securities valued at approximately $16.5 million (the “Initial Portfolio”). The purchase of the Initial Portfolio occurred prior to the Company’s election to be treated as a BDC and was, therefore, not subject to regulation by the 1940 Act.

The Company’s primary investment objective is to generate current income through debt and equity investments. A secondary objective is to generate long-term capital appreciation through such investments. The Company will seek to accomplish these objectives by investing in (1) customized direct secured and unsecured loans to, and equity securities of, lower middle market companies, which we refer to in this Application as customized lower middle market securities, and (2) senior secured and second lien debt securities issued by middle market companies in private placements and negotiated transactions, which securities are traded in private over-the-counter markets for institutional investors and are referred to in this Application as over-the-counter debt securities. The Company defines middle market companies as those with annual revenues generally between $10 million and $3 billion that operate in diverse industries. The Company defines lower middle market companies as companies with annual revenues generally between $10 million and $150 million. In most cases, companies that issue customized lower middle market securities to the Company will be privately held at the time the Company invests in them. While the structure of the Company’s investments in customized lower middle market securities in which it invests is likely to vary, the Company may invest in senior secured debt, senior unsecured debt, subordinated secured debt, subordinated unsecured debt, mezzanine debt, convertible debt, convertible preferred equity, preferred equity, common equity, warrants and other instruments, many of which generate current yields. Additionally, the Company will make other investments as allowed by the 1940 Act and consistent with its intention to qualify as a RIC.

B. HMS Adviser

The Company is managed by HMS Adviser, which is a Texas limited partnership. HMS Adviser is registered as an investment adviser under the Advisers Act. Under the terms of the investment advisory and administrative services agreement between the Company and HMS Adviser (as amended from time to time, the “Advisory Agreement”), HMS Adviser, among other things: (i) determines the composition and allocation of the Company’s investment portfolio, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates and negotiates the structure of the investments the Company makes; (iii) executes and closes the acquisition of, and monitors and services, the Company’s investments; (iv) determines the securities and other assets that the Company will purchase, retain, or sell; (v) performs due diligence on prospective investments and portfolio companies; (vi) provides the Company with such other investment advisory, research and related services as the Company may, from time to time, reasonably request or require for the investment of the Company’s funds; and (vii) provides significant managerial assistance to those portfolio companies to which the Company is required as a BDC to provide such assistance under the 1940 Act, including utilizing appropriate personnel of HMS Adviser to, among other things, monitor the operations of the Company’s portfolio companies, participate in board and management meetings, consult with and advise officers of portfolio companies and provide other organizational and financial consultation. The Advisory Agreement permits HMS Adviser to delegate some or all of its responsibilities to a sub-adviser except approval of investments. All investment decisions made by HMS Adviser require the approval of its investment committee. No employee or representative of MAIN serves or will serve on the investment committee of HMS Adviser, and HMS Adviser and its investment committee are in all other respects completely independent of MAIN.

C. MSCC

MSCC was organized under the General Corporation Law of the State of Maryland on March 9, 2007 for the purpose of operating as an internally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a BDC under the 1940 Act. In addition, MSCC has made an election to be treated for tax purposes as a RIC under the Code, and intends to continue to make such election in the future. MSCC has a six-member board of directors (collectively, the “MSCC Board”), of which four members are Independent Directors.

MSCC’s common stock is registered under Section 12(b) of the 1934 Act. Accordingly, MSCC is subject to the periodic reporting requirements under Section 13(a) of the 1934 Act. MSCC’s common stock trades on the New York Stock Exchange under the ticker symbol “MAIN.” In addition, MSCC is a registered investment adviser under the Advisers Act.

MSCC is a principal investment firm that provides long-term debt and equity capital to lower middle market companies and debt capital to middle market companies. MSCC’s portfolio investments are typically made to support management buyouts, recapitalizations, growth financings, refinancings and acquisitions of companies that operate in diverse industry sectors. MSCC seeks to partner with entrepreneurs, business owners and management teams and generally provides “one stop” financing alternatives within its lower middle market portfolio. MSCC’s lower middle market companies generally have annual revenues between $10 million and $150 million. MSCC’s middle market debt investments are made in businesses that are generally larger in size than its lower middle market portfolio companies. At March 31, 2012, MSCC had debt and equity portfolio investments with an aggregate fair value of $664.3 million, including investments in customized lower middle market securities with an aggregate fair value of approximately $388.1 million in 53 portfolio companies and investments in over-the-counter debt securities with an aggregate fair value of approximately $251.0 million in 62 portfolio companies. MSCC’s principal place of business is 1300 Post Oak Boulevard, Suite 800, Houston, TX 77056.

The MAIN Blocker Subsidiaries are generally structured as Delaware corporations or Delaware limited liability companies and hold certain investment assets comprised of, among other things, equity interests in pass-through tax entities (such as partnership interests or limited liability company interests) in order to allow MSCC to continue to qualify as a RIC for federal income tax purposes. If such investment assets were not held through these MAIN Blocker Subsidiaries, such investment assets could potentially generate types of gross income that could disqualify MSCC from maintaining its RIC status and thereby prevent MSCC from obtaining favorable tax treatment under Subchapter M of the Code. These MAIN Blocker Subsidiaries are formed in order to block gross income from investment portfolio companies (structured as limited liability companies or limited partnerships) held in the MAIN Blocker Subsidiaries from “passing through” to MSCC for purposes of the RIC “source of income” requirement under the Code. These MAIN Blocker Subsidiaries must be separate entities taxed under Subchapter C of the Code in order to serve their income blocking purpose. The MAIN Blocker Subsidiaries are a lawful method of tax planning under the Code and are frequently used by companies seeking to elect to be treated as RICs under the Code. The MAIN Blocker Subsidiaries are not investment companies within the meaning of the 1940 Act.

MSCC acts as the Company’s investment sub-adviser pursuant to the sub-advisory agreement among the Company, HMS Adviser, MSCC and Partners (as amended from time to time, the “Sub-Advisory Agreement”) and is not otherwise affiliated with the Company or HMS Adviser. Pursuant to the Sub-Advisory Agreement, MSCC: (i) makes recommendations to HMS Adviser as to the allocation of the Company’s investment portfolio among various types of securities, the nature and timing of the changes therein and the manner of implementing such changes; (ii) identifies, evaluates, recommends to HMS Adviser, and, if approved by HMS Adviser, negotiates the structure and terms of the investments the Company makes; (iii) assists HMS Adviser in executing and closing the acquisition and disposition of the Company’s investments; (iv) makes recommendations to HMS Adviser with respect to the securities and other assets that the Company will purchase, retain, or sell; (v) monitors the Company’s investment portfolio and make recommendations regarding ongoing portfolio management; and

(vi) performs, or causes to be performed, due diligence procedures and provide due diligence information on prospective investments. While MSCC will be primarily responsible for initially identifying, evaluating, negotiating and structuring the Company’s prospective investments, HMS Adviser has exclusive responsibility for approving the acquisition and disposition of the Company’s investments.

Under the Advisory Agreement and Sub-Advisory Agreement, HMS Adviser and MSCC are free to furnish similar services to other entities so long as their services to the Company are not impaired. Notwithstanding the foregoing, during the respective terms of the Advisory Agreement and the Sub-Advisory Agreement, except as otherwise agreed, neither HMS Adviser nor MSCC or Partners may act as the investment adviser or sub-adviser to, or sponsor of, another public, non-traded BDC. This restriction will not apply to HMS Adviser and Partners and/or MSCC working together on another fund sponsored by Hines Interests Limited Partnership or MSCC.

D. Partners

Partners, a wholly owned subsidiary of MSCC, was formed in October 2002 to act as the manager and investment adviser to SBIC Fund I, which commenced operations in June 2002 upon its receipt of a small business investment company license. In November 2005, Partners entered into a management services agreement with SBIC Fund II, which received a small business investment company license in January 2006. All of MSCC’s in-house investment professionals are employed by Partners. MSCC is registered as an investment adviser under the Advisers Act and indicated in the Miscellaneous Section of Schedule D in the annual updating amendment to its Form ADV filed with the Commission on March 27, 2012 that Partners is a “relying adviser” of MSCC.5

MSCC has submitted a request for a no-action letter (the “No-Action Relief”) to the Staff requesting that it concur with MSCC’s view that Partners is not required to be separately registered as an investment adviser under the Advisers Act in light of the registration of MSCC as an investment adviser under the Advisers Act, and that if Partners serves as investment adviser to another BDC, including as the Company’s investment sub-adviser, the Staff will not recommend enforcement action to the Commission against Partners under Section 203 of the Advisers Act or MSCC under Section 12(d)(3) of the 1940 Act. If and when No-Action Relief or similar relief is granted by the Staff, Partners will act as the Company’s investment sub-adviser instead of MSCC. As set forth in footnote 2, the term “HMS Sub-Adviser,” as used herein, will refer to MSCC until such time that, if at all, the Staff grants the abovementioned No-Action Relief or similar relief; after which time, it will refer to Partners.

[5]

Partners is a wholly-owned subsidiary of, and is controlled by, MSCC. Partners is a “relying adviser” of MSCC, and, as such, MSCC and Partners together filed a single Form ADV consistent with the policy reflected in the positions expressed by the SEC. See SEC Staff Letter, American Bar Association, Business Law Section (January 18, 2012); SEC Staff Letter American Bar Association Subcommittee on Private Investment Entities (December 8, 2005); SEC No-Action Letter Richard Ellis, Inc. (September 17, 1981). Also, see footnote no. 2 above.

II. PROPOSED RELIEF FOR CO-INVESTMENT TRANSACTIONS BY THE COMPANY AND MAIN

A. Mechanics of the Co-Investment Program

The Company’s investment objective and investment strategies are identical to those of MAIN. Thus, an investment appropriate for the Company or MAIN would be appropriate for the other entity. It is anticipated that, if the Order is issued, MAIN or the Company would offer to the other an opportunity to co-invest in every Potential Co-Investment Transaction in which MAIN or the Company, as applicable, intends to invest, and the Company and MAIN would routinely co-invest in Potential Co-Investment Transactions originated by MAIN or the Company, as applicable (the “Co-Investment Program”).

Under the Co-Investment Program, co-investments between the Company and MAIN would be the norm, rather than the exception, as each Potential Co-Investment Transaction of MAIN will be offered to the Company, and vice versa. Because the Company and MAIN have identical investment objectives and investment strategies, MSCC and Partners anticipate that any Potential Co-Investment Transaction that is an appropriate investment for one entity will be an appropriate investment for the other.

Under the Co-Investment Program, each Potential Co-Investment Transaction would be allocated between the Company and MAIN based upon an agreed upon allocation. This relative allocation (the “Relative Allocation Plan”) would be approved each quarter or, as necessary or appropriate, between quarters by both the Company Board and the MSCC Board (each, a “Board”) and a required majority (“Required Majority”)6 of the directors eligible to vote under Section 57(o) (“Eligible Directors”) of each BDC and could be adjusted in their sole discretion, by the approval of the Board and a Required Majority of both BDCs, for any reason, including, among other things, in the case of a specific Potential Co-Investment Transaction, if a BDC’s participation at a certain level could cause the BDC to fail to meet the diversification or other requirements necessary for it to qualify as a RIC under the Code. Unless adjusted in the manner described above, once agreed upon, the Relative Allocation Plan would apply prospectively for the following quarter.

In determining the Relative Allocation Plan, each BDC’s Board and Eligible Directors will consider such factors as all applicable investment restrictions and policies adopted by the Company Board or the MSCC Board, HMS Sub-Adviser’s recommendation to the Company with respect to the allocation of the Company’s investment portfolio among various types of securities, the amount of capital each of the Company and MAIN has to invest, the composition of the Company’s and MAIN’s existing investment portfolios (including the diversification thereof), market conditions, regulatory, tax or legal considerations and other pertinent factors deemed relevant by the Company Board and the MSCC Board (collectively, the “Investment Factors”). To the extent, for any reason, the Board and a Required Majority of each BDC could not agree as to the Relative Allocation Plan at any time, no Potential Co-Investment Transaction would be completed until such agreement was made. Neither BDC would deviate from its co-investment policies except as might be required by applicable law. Applicants are not aware of any such requirement at this time. No Independent Director of the Company or MSCC would have a direct or indirect financial interest in any Co-Investment Transaction or any related portfolio company other than through such Independent Director’s interest (if any) in equity securities of the BDCs.

[6]

The term “Required Majority,” when used with respect to the approval of a proposed transaction, plan, or arrangement, means both a majority of a BDC’s directors who have no financial interest in such transaction, plan, or arrangement and a majority of the Independent Directors of such BDC.

The Co-Investment Program as a whole has been approved by both the full Company Board and the full MSCC Board and a Required Majority of the Company Board and the MSCC Board. The Relative Allocation Plan will be approved by the Board and a Required Majority of each BDC prior to the implementation of the Co-Investment Program, and any deviations from the Relative Allocation Plan for any Potential Co-Investment Transaction, by the Company or MAIN, would require prior approval by the Board and a Required Majority of both BDCs.

As noted above, when selecting portfolio companies, HMS Sub-Adviser would only consider the investment position, available capital, and other pertinent factors applicable to each BDC. Thus, if it is determined that following the Relative Allocation Plan with respect to a particular Potential Co-Investment Transaction is not appropriate for either the Company or MAIN, each Board and the Eligible Directors of the BDCs would be asked to consider an exception from the Relative Allocation Plan.

MAIN will offer to the Company an opportunity to co-invest in every Potential Co-Investment Transaction in which MAIN intends to invest, and vice versa. As described above, HMS Sub-Adviser would recommend all Potential Co-Investment Transactions for the Company to HMS Adviser before taking any action on behalf of the Company, and HMS Adviser, as the Company’s investment adviser, must approve every Potential Co-Investment Transaction for the Company. As such, under the Co-Investment Program, HMS Sub-Adviser would first recommend each Potential Co-Investment Transaction for the Company to HMS Adviser and, upon approval by HMS Adviser, HMS Sub-Adviser would execute the Co-Investment Transaction on behalf of the Company in accordance with the Relative Allocation Plan, or such other amount as determined by the Board and a Required Majority of both BDCs. Similarly, HMS Adviser would offer to MSCC an opportunity for MAIN to co-invest in every Potential Co-Investment Transaction in which the Company intends to invest. HMS Adviser and its investment committee are completely independent of MSCC and Partners.

If HMS Adviser or MSCC were to decline a Potential Co-Investment Transaction recommended by HMS Sub-Adviser or HMS Adviser, respectively, or if a deviation from the Relative Allocation Plan did not receive the approval of the Board and a Required Majority of both BDCs, the Company or MAIN, as applicable, would not participate in the Potential Co-Investment Transaction, but MAIN or the Company, as applicable, could consummate the proposed Potential Co-Investment Transaction to the fullest extent (including any proposed allocation to the Company or MAIN, as applicable). Further, if upon receiving a recommendation from HMS Sub-Adviser or HMS Adviser, HMS Adviser or MSCC, respectively, determined that the amount of such Potential Co-Investment Transaction allocated to the Company or MAIN pursuant to the Relative Allocation Plan was not appropriate for such particular investment, HMS Adviser or MSCC would be able to request that a deviation from the Relative Allocation Plan be used, and such deviation would then be required to be approved by the Board and a Required Majority of each of the BDCs.

Additionally, each Board and the Eligible Directors of the BDCs would review information on all investment activity on a quarterly basis to ensure that the Relative Allocation Plan is being adhered to, and to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change the Relative Allocation Plan.

The BDCs will disclose in offering documents and periodic financial reports that they will routinely co-invest with each other pursuant to the Co-Investment Program and will disclose how Potential Co-Investment Transactions will be allocated.

All subsequent activity (i.e., exits or follow-on investments) in a Co-Investment Transaction will be made pursuant to the conditions contained in this Application.

The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to the BDCs’ investments be the same.

B. Reasons for Co-Investing

The BDC structure was created by Congress in 1980 to encourage investment in small- and middle-market companies in order to increase the flow of capital to small, growing businesses. Current credit market conditions have led to a decline in the availability of capital. Simultaneously, the market turbulence has created more opportunities for MAIN to make investments consistent with its investment objectives, allowing MAIN to focus on transactions where its competitive advantages are strongest and to potentially make larger investments. Allowing the Company and MAIN to participate in the Co-Investment Program would allow (1) MAIN to pursue larger investments with greater diversity because it would have greater access to capital, (2) MAIN to negotiate more attractive investment terms because it would be able to commit more capital to investment transactions, (3) MAIN to earn additional management and incentive fees by leveraging its investment platform, (4) the Company to benefit from MAIN’s due diligence review of potential investments with the knowledge that MAIN is approaching such due diligence as a principal rather than as an agent acting only for the Company as a sub-adviser (through HMS Sub-Adviser), (5) the Company to benefit from MAIN’s established investment sourcing network, and (6) the Company to take advantage of the benefits inherent in larger investments, such as greater diversity, more favorable terms and, potentially, the reduced risk that comes with investing in larger companies, all of which is of potential benefit to the Company’s stockholders.

In addition, increasing the opportunities available to the BDCs with a co-investment structure would generate greater deal flow, broaden the market relationships of the BDCs, and posture them to make the most attractive risk-adjusted investments and optimize performance of their portfolios. Enhanced selectivity and more favorable deal terms and structure could all potentially create enhanced value for stockholders of the BDCs without exposing them to the types of abuses sought to be remedied by Section 57(a).

In addition, the Code imposes diversification requirements on companies, such as the BDCs, that seek certain favorable tax treatment as RICs under Subchapter M of the Code.

Consequently, in some circumstances, the Company and/or MAIN might not be able to commit to the entire amount of financing sought by a potential portfolio company. In such cases, the prospective portfolio companies would likely reject an offer of funding by MAIN due to its inability to commit the full amount of financing required by the prospective portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission). Allowing for the types of transactions described in this Application will generate greater deal flow, broaden the market relationships of the BDCs and allow them to be more selective in choosing their investments so that they can pursue the most attractive risk-adjusted investments and optimize their portfolios while at the same time meeting the requirements for taxation as a RIC. Enhanced selectivity and more favorable deal terms and structure would also likely lead to closer relationships between each of the Company and MAIN and their respective portfolio companies, all of which should create enhanced value for the BDCs and their respective stockholders.

The Company Board believes that MAIN (through HMS Sub-Adviser), which is led by a team of dedicated and experienced investment professionals, is able to leverage MAIN’s current investment platform, resources and existing relationships with financial sponsors, financial institutions, hedge funds and other investment firms to provide the Company with attractive investment opportunities. MAIN’s management team includes a unique group of professionals with over 100 years of collective investment experience. The members of MAIN’s investment team have broad investment backgrounds, with prior experience at private investment funds, investment banks and other financial services companies, and currently include eight certified public accountants and one chartered financial analyst. The Company and HMS Adviser expect to leverage MAIN’s expertise in analyzing, valuing, structuring, negotiating and closing transactions to offer customized financing solutions to lower middle market and middle market companies. The sub-advisory relationship with MAIN (through HMS Sub-Adviser) will afford the Company access to an established source of proprietary deal flow, which the Company and HMS Adviser believe represents a significant competitive advantage to the Company, and that such investments would be consistent with the investment objectives, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company. Additionally, MAIN will benefit from leveraging its investment platform by earning additional management and incentive fees pursuant to the Sub-Advisory Agreement by reason of the Company’s participation in the Co-Investment Program. Thus, the Applicants believe that it will be advantageous for both BDCs for the Company to co-invest with MAIN.

The ability to co-invest on the terms and conditions outlined in this Application would give the BDCs greater flexibility to pursue attractive investments and greater diversity than would otherwise have been unavailable to either BDC alone. The BDCs’ compliance with the conditions set out in this Application ensures that all such Potential Co-Investment Transactions are “consistent with the provisions, policies, and purposes of the Act” and provide for participation by each BDC not “on a basis different from or less advantageous than that of other participants while, in-turn, potentially benefiting such BDC’s stockholders.”

As discussed above, although HMS Sub-Adviser will be responsible for identifying and evaluating investment opportunities, providing due diligence information with respect to prospective investments, recommending investments to HMS Adviser and negotiating and structuring the Company’s investments, HMS Adviser will oversee all investment activities and will be ultimately responsible for making all investment decisions with respect to the Company’s investment portfolio. Given the absence of MAIN’s or HMS Sub-Adviser’s authority to bind the Company, on one hand, and the absence of an incentive on HMS Adviser’s part to place the interests of MAIN above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist under the circumstances presented here. Unlike a traditional relationship between a fund and its investment adviser, HMS Sub-Adviser is not controlled or managed by insiders of the Company or HMS Adviser and has no authority or ability to bind the Company. Rather, in this instance, HMS Sub-Adviser recommends to HMS Adviser available investment opportunities on behalf of the Company. Thus, HMS Adviser does not have any conflict of interest when evaluating the investment opportunities proposed by HMS Sub-Adviser. Importantly, this fact alone makes the co-investment relief requested by this Application unique among the requests for co-investment relief that the Staff has approved and should make the approval of this Application and the Order infinitely easier than previously approved co-investment applications given the absence of a conflict of interest by the investment adviser (i.e., HMS Adviser) that has the final approval right with respect to investments made by the Company. However, in order to provide further assurance that the best interests of the BDCs will be served by the proposed Co-Investment Program, the Applicants propose that all Potential Co-Investment Transactions will either be within the Relative Allocation Plan or, if outside the Relative Allocation Plan, will be subject to the approval of the Board and a Required Majority of both BDCs.

C. Applicable Law

1. Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant. Because the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Section 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a)7. Rule 17d-1, as made applicable to BDCs by Section 57(i), prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, from acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted. In passing upon applications under Rule 17d-1, the Commission will consider whether the participation by a BDC in such joint transaction is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

[7]	See Section 57(i) of the 1940 Act

2. Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply. These persons include the following: (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D), an affiliated person of such person.

Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a). Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person: (a) solely because that person is directly or indirectly controlled by a BDC, or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.

Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.

Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as: (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

The Commission and the Staff have indicated on a number of occasions their belief that an investment adviser controls the fund that it advises, absent compelling evidence to the contrary.8

[8]

See, e.g., In re Investment Company Mergers, SEC Rel. No. IC-25259 (Nov. 8, 2001); In re Steadman Security Corp., 46 S.E.C. 896, 920 n.81 (1977) ( “[T]he investment adviser almost always controls the fund. Only in the very rare case where the adviser’s role is simply that of advising others who may or may not elect to be guided by his advice…can the adviser realistically be deemed not in control.”).

D. Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior order of the Commission to the extent that each BDC falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder, vis-à-vis the other BDC. For purposes of Section 57(b), an investment sub-adviser is considered the equivalent to an investment adviser to an entity. Because HMS Sub-Adviser is the investment sub-adviser, and considered an investment adviser, to the Company (a BDC), MSCC and Partners could be deemed to be related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in joint transactions with the Company. Similarly, because HMS Sub-Adviser is the investment sub-adviser to the Company, and the Company could therefore be deemed to be controlled by MSCC (a BDC), the Company could be deemed to be related to MSCC in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in joint transactions with MSCC.

E. Requested Relief

Accordingly, Applicants respectfully request an Order of the Commission, subject to the terms set forth in this Application, pursuant to Sections 57(i) and Rule 17d-1, to permit the Company and MAIN to participate in the Co-Investment Program. Applicants request that the requested order supersede and replace the Existing Order.

F. Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.9 Although the various precedents involve different co-investment scenarios, including

[9]

NGP Capital Resources Company, et. al. (File No. 812-13695), Release No. IC-29860 (Nov. 10, 2011) (order), Release No. IC-29831 (Oct. 7, 2011 (notice); Ridgewood Capital Energy Growth Fund, LLC, et. al. (File No. 812-13569), Release No. IC-28982 (Oct. 21, 2009) (order), Release No. IC-28931 (Sept. 25, 2009) (notice); Main Street Capital Corporation, et. al. (File No. 812-1343 8), Release No. IC-28295 (June 3, 2008) (order), Release No. IC-28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et. al. (File No. 812-12934), Release No. IC-27150 (November 22, 2005) (order), Release No. IC-27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812-11998), Release No. IC-24556 (July 11, 2000) (order), Release No. IC- 24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812-10830), Release No. IC-23864 (June 8, 1999) (order), Release No. IC- 23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812-11006), Release No. IC-23610 (Dec. 18, 1998) (order), Release No. IC- 23573 (Nov. 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812-11148), Release No. IC-23518 (Nov. 3, 1998) (order), Release No. IC- 23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812-10544), Release No. IC-22893 (Nov. 18, 1997) (order), Release No. IC-22864 (Oct. 21, 1997) (notice); Renaissance Capital Growth & Income Fund III. Inc. (File No. 812-10354), Release No. IC-22428 (Dec. 31, 1996) (order), Release No. IC-22378 (Dec. 6, 1996) (notice); Sherrv Lane Growth Fund. Inc. (File No. 812-10082), Release No. IC-22130 (Aug. 9, 1996) (order), Release No. IC-22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund. Inc. (File No. 812-9786), Release No. IC-21898 (Apr. 16, 1996) (order), Release No. IC-21836 (Mar. 20, 1996) (notice); Ridgewood Electric Power Trust III (File No. 812-9558), Release No. IC-21589 (Dec. 11, 1995) (order), Release No. IC-21472 (Nov. 3, 1995) (notice); MAC Private Equities Inc., (File No. 812-9028), Release No. IC-20887 (Feb. 7, 1995) (order), Release No. IC-20831 (Jan. 12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812-8978), Release No. IC-20690 (Nov. 8, 1994) (order), Release No. IC-20617 (Oct. 13, 1994) (notice);

approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC, than the one described in this Application, Applicants submit that the procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders. In fact and as noted above, given the absence of MAIN’s or MSCC’s or, if and when the No-Action Relief or similar relief is granted, Partners’ authority to bind the Company, on one hand, and the absence of an incentive on HMS Adviser’s part to place the interests of MAIN above those of the Company, on the other hand, the Applicants submit that the conflict contemplated under the co-investment restrictions under the 1940 Act does not exist under the circumstances presented here. Unlike a traditional relationship between a fund and its investment adviser, HMS Sub-Adviser is not controlled or managed by insiders of the Company or HMS Adviser and has no authority or ability to bind the Company. Rather, in this instance, HMS Sub-Adviser recommends to HMS Adviser available investment opportunities on behalf of the Company. Thus, HMS Adviser does not have any conflict of interest when evaluating the investment opportunities proposed by HMS Sub-Adviser. As a result, this fact alone makes the co-investment relief requested by this Application unique among the requests for co-investment relief that the Staff has approved and should make the approval of this Application and the Order infinitely easier than previously approved co-investment applications given the absence of a conflict of interest by the investment adviser (i.e., HMS Adviser) that has the final approval right with respect to investments made by the Company.

G. Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Section 57(i). Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted. Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

ML Venture, Partners II. L.P. (File No. 812-7841), Release No. IC-18700 (May 11, 1992) (order), Release No. IC-18652 (Apr. 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812-7272), Release No. IC-18105 (Apr. 18, 1991) (order), Release No. IC-18058 (Mar. 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812-7328), Release No. IC-17925 (Dec. 31, 1990) (order), Release No. IC-17894 (Dec. 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812-7355), Release No. IC-17571 (July 5, 1990) (order), Release No. IC-17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P., (File No. 812-7335), Release No. IC-17533 (June 14, 1990) (order), Release No. IC-17496 (May 17, 1990) (notice); ML-Lee Acquisition Fund II, L.P., (File No. 812-7133), Release No. IC-17123 (Sept. 1, 1989) (order), Release No. IC-17101 (Aug. 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc., (File No. 812-7024), Release No. IC16841 (Feb. 27, 1989) (order), Release No. IC-16774 (Jan. 24, 1989) (notice).

Applicants submit that the fact that the Board and a Required Majority of both BDCs is required to formulate and agree upon the Relative Allocation Plan and approve all Potential Co-Investment Transactions outside of the Relative Allocation Plan, and other protective conditions set forth in this Application, will ensure that the BDCs will both be treated fairly. The conditions to which the requested relief will be subject are designed to ensure that principals of HMS Sub-Adviser would not be able to favor either BDC over the other through the allocation of Potential Co-Investment Transactions among them because the Relative Allocation Plan is established on a quarterly basis upon the mutual agreement of the Board and a Required Majority of both BDCs. Because every attractive Potential Co-Investment Transaction for MAIN will also be an attractive investment opportunity for the Company, Applicants submit that the Co-Investment Program presents an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of Potential Co-Investment Transactions to either the Company or MAIN as opportunities arise. For each Potential Co-Investment Transaction, the Company and MAIN will be offered the opportunity to participate in the Potential Co-Investment Transaction based upon the Relative Allocation Plan unless the Board and a Required Majority of both BDCs agree otherwise. Further, the terms and conditions proposed herein will ensure that all such transactions are reasonable and fair to the BDCs and do not involve overreaching by any person concerned, including HMS Adviser or HMS Sub-Adviser. Applicants submit that the BDCs’ participation in the Co-Investment Program will be consistent with the provisions, policies and purposes of the 1940 Act and on a basis that is not different from or less advantageous than that of other participants.

H. Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1. Each time that MAIN considers a Potential Co-Investment Transaction, HMS Sub-Adviser will make an independent determination to confirm that the circumstances have not changed in such a way to make such Potential Co-Investment Transaction by the Company inappropriate. Each time that the Company considers a Potential Co-Investment Transaction, HMS Adviser will make an independent determination to confirm that the circumstances have not changed in such a way to make such Potential Co-Investment Transaction by MAIN inappropriate.

2. If HMS Sub-Adviser confirms that the circumstances have not changed in such a way to make the Company’s participation in such Potential Co-Investment Transaction inappropriate, HMS Sub-Adviser will recommend the Potential Co-Investment Transaction for the Company to HMS Adviser. If HMS Adviser confirms that the circumstances have not changed in such a way to make MAIN’s participation in such Potential Co-Investment Transaction inappropriate, HMS Adviser will recommend the Potential Co-Investment Transaction for MAIN to MSCC.

3. (a) If HMS Adviser or MSCC approves the Potential Co-Investment Transaction for the Company or MAIN, respectively, MSCC or HMS Adviser, as applicable, will make the investment on behalf of the applicable BDC pursuant to the Relative Allocation Plan, unless MSCC or HMS Adviser determines that investment pursuant to the Relative Allocation Plan is not appropriate for such particular Potential Co-Investment Transaction. The Relative Allocation Plan will be approved by the Board and a Required Majority of each of the BDCs in advance and will be based upon the Investment factors. The

Relative Allocation Plan will be approved each quarter or, as necessary or appropriate, between quarters, by the Board and a Required Majority of each BDC, and may be adjusted for subsequent transactions, in their sole discretion for any reason, including, among other things, the Investment Factors.

(b) If MSCC or HMS Adviser deems that the BDCs’ participation in the Potential Co-Investment Transaction is appropriate, but that investment pursuant to the Relative Allocation Plan is not appropriate, or if MSCC or HMS Adviser determines that investment pursuant to the Relative Allocation Plan is not appropriate for MAIN or the Company, respectively, then MSCC or HMS Adviser, as applicable, will recommend an appropriate level of investment for the BDCs.

(c) If HMS Adviser or MSCC approves the new amount recommended by MSCC or HMS Adviser, as applicable, each BDC will co-invest with the other BDC only if, prior to that BDC’s participation in the Potential Co-Investment Transaction, the Board and a Required Majority of that BDC concludes that:

(i) the terms of the transaction, including the consideration to be paid, are reasonable and fair and do not involve overreaching of the BDC or its stockholders on the part of any person concerned;

(ii) the transaction is consistent with:

(A) the interests of the stockholders of the BDC; and

(B) the BDC’s then-current investment objectives and policies (as described in the BDC’s registration statement on Form N-2 and other filings made with the Commission by the BDC under the Securities Act of 1933, as amended, any reports filed by the BDC with the Commission under the 1934 Act and the BDC’s reports to stockholders);

(iii) the investment by the other BDC would not disadvantage the BDC, and participation by the BDC is not on a basis materially different from or less advantageous than that of the other BDC; provided, that if the other BDC gains the right to nominate a director for election to a portfolio company’s board of directors or the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit either Board or the Eligible Directors from reaching the conclusions required by this condition (3)(c)(iii), if:

(A) such BDC will have the right to ratify the selection of such director or board observer, if any;

(B) the other BDC agrees to, and does, provide, as requested, periodic reports to such BDC with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C) any fees or other compensation that the BDC receives in connection with the right of such BDC to nominate a director or appoint a board observer or otherwise participate in the governance or management of the portfolio company will be shared proportionately between the BDCs (who may, in turn, share its portion with its affiliated persons) in accordance with the amount of each BDC’s investment; and

(iv) the proposed investment by the BDC will not benefit any affiliated person of the BDC, other than the other BDC, except (A) to the extent permitted by condition 12; (B) to the extent permitted by section 57(k); or (C) indirectly, as a result of an interest in securities issued by the BDCs.

4. Each BDC has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed; provided, however, that any such reduction in participation will be subject to condition 3.

5. Except for the Initial Portfolio and follow-on investments made pursuant to condition 8, a BDC will not invest in reliance on this Order in any portfolio company in which the other BDC or any person controlling, controlled by, or under common control with the other BDC is an existing investor.

6. A BDC will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for the BDC as for the other BDC. The grant to the other BDC, but not the BDC, of the right to nominate a director for election to a portfolio company’s board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of the portfolio company will not be interpreted so as to violate this condition 6, if conditions 3(a) or 3(c)(ii)(A), (B) and (C) are met.

7. Any sale, exchange, repayment, redemption or other disposition by either BDC of an interest in a security that was acquired in a Co-Investment Transaction will be accomplished pro rata based on the original investment of each participant unless MSCC or HMS Adviser formulates a recommendation for participation in a disposition on a non-pro rata basis and such recommendation is approved by HMS Adviser on behalf of the Company, or by MSCC on behalf of MAIN, and then by the Board and a Required Majority of both BDCs on the basis that such non-pro rata disposition is in the best interest of each BDC. Each BDC will bear its own expenses in connection with any disposition, and the terms and conditions of any disposition will apply equally to all participants.

8. Any “follow-on investment” (i.e., an additional investment in the same entity) by a BDC, or any exercising of warrants or other rights to purchase securities of the issuer in a portfolio company whose securities were acquired in a Co-Investment Transaction, will be accomplished pro rata based on the original investment of each participant, unless MSCC or HMS Adviser formulates a recommendation for participation in the proposed transaction on a non-pro rata basis and such recommendation is approved by HMS Adviser on behalf of the Company, or by MSCC on behalf of MAIN, and then by the Board and a Required Majority of each BDC on the basis that such non-pro rata participation is in the best interest of the BDC. Similarly, each follow-on investment with respect to investments in the Initial Portfolio will be made on a pro rata basis based on the original investment of each participant unless the Board and a Required Majority of each BDC determines otherwise. The acquisition of follow-on investments, including those with respect to the Initial Portfolio, as permitted by this condition will be subject to the other conditions set forth in this Application.

9. The Independent Directors of the Company will be provided quarterly for review information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including Potential Co-Investment Transactions effectuated by MAIN which the Company considered but declined to participate in, so that the Independent Directors of the Company may determine whether the conditions of the Order have been met. The Independent Directors of MSCC will be provided quarterly for review information concerning Potential Co-Investment Transactions and Co-Investment Transactions, including Potential Co-Investment Transactions effectuated by the Company which MAIN considered but declined to participate in, so that the Independent Directors of MSCC may determine whether the conditions of the Order have been met. In addition, the Independent Directors of each BDC will consider at least annually the continued appropriateness of co-investments by that BDC.

10. Each BDC will maintain the records required by Section 57(f)(3) of the 1940 Act as if each of the investments permitted under these conditions were approved by the Independent Directors under Section 57(f).

11. No Independent Director of a BDC will also be a director, general partner or principal, or otherwise an “affiliated person” (as defined in the 1940 Act) of, the other BDC.

12. The expenses, if any, associated with investigating, acquiring, holding or disposing of any investments investigated or acquired in a Co-Investment Transaction (including, without limitation, third party costs and expenses related to Potential Co-Investment Transactions pursued but not consummated and the expenses of the distribution of any such securities registered for sale under the Securities Act of 1933) shall, to the extent not payable by HMS Sub-Adviser under the Sub-Advisory Agreement, be shared by the BDCs in proportion to the relative amounts of the investments to be acquired or disposed of, as the case may be, or in accordance with the then-current Relative Allocation Plan for any Potential Co-Investment Transactions pursued but not consummated.

13. Any transaction fee (including break-up, structuring or commitment fees, but excluding brokers’ fees contemplated by Sections 17(e)(2) and 57(k)(2) of the 1940 Act) received in connection with a Co-Investment Transaction will be distributed to the BDCs on a pro rata basis based on the amount they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by HMS Sub-Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by HMS Sub-Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the 1940 Act, and the account will earn a competitive rate of interest that will also be divided pro rata among the BDCs based on the amount they invested in such Co-Investment Transaction. Neither HMS Sub-Adviser nor any affiliated person of the BDCs will receive additional compensation or remuneration of any kind (other than (i) the pro rata transaction fees described above and (ii) administration compensation and investment advisory fees paid in accordance with the Advisory Agreement or Sub-Advisory Agreement) as a result of or in connection with a Co-Investment Transaction.

III. PROCEDURAL MATTERS

A. Communications

Please address all communications concerning this Application and the Notice and Order to:

Charles N. Hazen

HMS Income Fund, Inc.

2800 Post Oak Boulevard, Suite 5000

Houston, Texas 77056-6118

Telephone: (888) 220-6121

Fax: (713) 966-7851

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

John A. Good, Esq. Bass, Berry & Sims PLC 100 Peabody Place, Suite 900 Memphis, Tennessee 38103-3672 Tel: (901) 543-5901 Fax: (888) 543-4644	Jason B. Beauvais General Counsel Main Street Capital Corporation 1300 Post Oak Boulevard, Suite 800 Houston, Texas 77056 Tel: (713) 350-6043 Fax: (713) 350-6042	Steven B. Boehm, Esq. Harry S. Pangas, Esq. Sutherland Asbill & Brennan LLP 1275 Pennsylvania Avenue, N.W. Washington, D.C. 20004 Tel: (202) 383-0100 Fax: (202) 637-3593

B. Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company Board pursuant to resolutions duly adopted by the Company Board effective as of December 15, 2012 (attached hereto as Exhibit B) and by the MSCC Board pursuant to resolutions duly adopted by the MSCC Board effective as of March 6, 2012 (attached hereto as Exhibit C). The filing of this Application by the other Applicants was authorized by their respective managing members or general partners, as applicable, pursuant to authority granted to such persons by their respective governing documents. Each of the foregoing authorizations remains in effect. The verifications required by Rule 0-2(d) are attached hereto as Exhibit A.

Applicants have caused this Application to be duly signed on their behalf on the 27th day of July, 2012.

HMS INCOME FUND, INC.

By:	/s/ Ryan T. Sims
Name:	Ryan T. Sims
Title:	Chief Financial Officer and Secretary

HMS ADVISER LP

By: HMS Adviser GP LLC, its general partner

By: Hines Interests Limited Partnership, its sole member

By: Hines Holdings, Inc., its general partner

By:	/s/ Jeanine E. Hutchens
Name:	Jeanine E. Hutchens
Title:	Senior Vice President

MAIN STREET CAPITAL CORPORATION

By:	/s/ Todd A. Reppert
Name:	Todd A. Reppert
Title:	President

MAIN STREET CAPITAL PARTNERS, LLC

By:	/s/ Todd A. Reppert
Name:	Todd A. Reppert
Title:	Senior Managing Director

MAIN STREET MEZZANINE FUND, LP

By: Main Street Mezzanine Management, LLC, its general partner

By:	/s/ Todd A. Reppert
Name:	Todd A. Reppert
Title:	Senior Managing Director

MAIN STREET CAPITAL II, LP

By: Main Street Capital II GP, LLC, its general partner

By:	/s/ Todd A. Reppert
Name:	Todd A. Reppert
Title:	Senior Managing Director

MAIN STREET EQUITY INTERESTS, INC.

By:	/s/ Todd A. Reppert
Name:	Todd A. Reppert
Title:	President and Chief Financial Officer

MSCII EQUITY INTERESTS, LLC

By: Main Street Capital II, LP, its sole member

By: Main Street Capital II GP, LLC, its general partner

By:	/s/ Todd A. Reppert
Name:	Todd A. Reppert
Title:	Senior Managing Director

EXHIBIT A

VERIFICATIONS

The undersigned states that he has duly executed the attached exemptive application dated July 27, 2012 for and on behalf of Main Street Capital Corporation, Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., and MSCII Equity Interests, LLC; that he is the President of Main Street Capital Corporation and the authorized person of Main Street Capital Partners, LLC, Main Street Mezzanine Fund, LP, Main Street Capital II, LP, Main Street Equity Interests, Inc., and MSCII Equity Interests, LLC; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Todd A. Reppert
Name: Todd A. Reppert
Date: July 27, 2012

The undersigned states that he has duly executed the attached exemptive application dated July 27, 2012 for and on behalf of HMS Income Fund, Inc.; that he is the Chief Financial Officer and Secretary of HMS Income Fund, Inc.; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Ryan T. Sims
Name: Ryan T. Sims
Date: July 27, 2012

The undersigned states that she has duly executed the attached exemptive application dated July 27, 2012 for and on behalf of HMS Adviser LP; that she is the Senior Vice President of Hines Holdings, Inc., the general partner of Hines Interests Limited Partnership, the sole member of HMS Adviser GP LLC, the general partner of HMS Adviser LP; and that all action by partners and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Jeanine E. Hutchens
Name: Jeanine E. Hutchens
Date: July 27, 2012

EXHIBIT B

COMPANY BOARD RESOLUTIONS

The undersigned, being all of the members of the Board of Directors (the “Board”) of HMS Income Fund, Inc., a Maryland corporation (the “Corporation”), pursuant to § 2-408(c) of the Maryland General Corporation Law (the “MGCL”), in lieu of holding a special meeting of the Board, do hereby authorize, adopt and approve the following resolutions:

WHEREAS, pursuant to the Articles of Incorporation of the Corporation (the “Articles of Incorporation”), the Corporation is formed to engage in any lawful act or activity for which corporations may be organized under the general laws of the State of Maryland as now or hereafter in force, including conducting and carrying on the business of a business development company, subject to making an election under the Investment Company Act of 1940, as amended;

WHEREAS, the Board has considered and discussed the desirability and benefits to the Corporation of issuing and selling to the public in a continuous offering to the public (the “Offering”) up to 150,000,000 shares of the Corporation’s common stock (the “Shares”) at an initial offering price of $10.00 per share through Hines Securities, Inc., a dealer manager who will sell the Shares on best efforts basis; and

WHEREAS, after careful and due consideration, the Board has determined that it is in the best interests of the Corporation and any stockholders to authorize the Corporation and certain of its officers to take all necessary, advisable and prudent actions in connection with the implementation and consummation of the Offering.

Filing of Exemptive Relief Application

RESOLVED, that the Authorized Officers are, and each hereby is, authorized, empowered, and directed to execute and cause to be filed with the SEC any applications for exemptive relief, and any amendments deemed necessary or appropriate thereto, and any related documents, including, but not limited to, requests for no-action relief or interpretative positions under the Investment Company Act of 1940, as amended, or any other applicable federal or state securities law, as such Authorized Officers, in their sole discretion, deem necessary, appropriate or advisable in order to effectuate such actions or pursue such activities or transactions on behalf of the Corporation; and

Miscellaneous

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to take any and all action that they may deem necessary, proper and/or advisable in order to carry out the intent and accomplish the purposes of the preceding resolutions; and

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to take any and all further action and execute, amend and deliver any and all documents or agreements which may be deemed necessary, proper and/or advisable in order to carry out the intent of the foregoing resolutions, and the execution and delivery of all such documents and agreements shall be deemed conclusive evidence of the approval and authorization by the Corporation of such acts; and

RESOLVED, that the Authorized Officers of the Corporation are, and each hereby is, authorized, empowered and directed to pay all fees and expenses as in their judgment shall be necessary, proper and/or advisable to carry out the intent and accomplish the purposes of the foregoing resolutions; and

RESOLVED, that any and all actions heretofore or hereafter taken by such Authorized Officers, or any of them, in connection with matters to which the preceding resolutions and each of them relate, are hereby ratified, confirmed, and approved in all respects as the acts of the Corporation; and

RESOLVED, that an executed copy of this Unanimous Written Consent shall be filed with the minutes of the proceedings of the Board.

EXHIBIT C

MSCC BOARD RESOLUTIONS

WHEREAS, HMS Income Fund, Inc. (“HMS”) was formed for the purpose of succeeding by merger to the investment portfolio of HMS Income LLC (“Initial Fund”), a private investment fund, and, thereafter, to operate as an externally managed, non-diversified closed-end investment company that intends to file an election to be treated as a business development company (a “BDC”) under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, HMS has filed a registration statement on Form N-2 (File No. 333-178548) with the Securities and Exchange Commission (the “SEC”); and

WHEREAS, HMS will be managed by HMS Adviser LP, an indirect wholly owned affiliate of Hines (the “Adviser”), pursuant to an Investment Advisory and Administrative Services Agreement; and

WHEREAS, HMS will be sub-advised by the Main Street Capital Corporation (the “Company”) or Main Street Capital Partners, a wholly owned subsidiary of the Company (the “Sub-Adviser”), pursuant to an Investment Sub-Advisory Agreement, substantially in the form presented to the Board of Directors (the “Board”) of the Company (the “Sub-Advisory Agreement”); and

WHEREAS, given that the Company and HMS have similar investment strategies, they expect to file an application for an order of the SEC pursuant to Section 57(i) of the 1940 Act, and Rule 17d-1 thereunder, authorizing certain joint transactions that otherwise may be prohibited by Section 57(a) of the 1940 Act, substantially in a form reviewed by the Board (the “Co-Investment Relief”); and

WHEREAS, the members of the Board believe it is advisable and in the best interest of the Company for the Company to seek the Co-Investment Relief.

NOW, THEREFORE, BE IT

RESOLVED, that the Co-Investment Relief be and hereby is approved and ratified in all respects, with such changes as any Authorized Officer shall approve, such approval to be conclusively evidenced by the execution thereof; and

FURTHER RESOLVED, that each of the Authorized Officers of the Company is hereby authorized and empowered, for and on behalf of the Company, to take or cause to be taken any and all such lawful actions and to enter into, execute and deliver any and all such acknowledgments, agreements, certificates, contracts, instruments, notices, statements and other documents (collectively, “documents”), or to effect any necessary filings with any and all appropriate regulatory authorities, state, federal and foreign, as may be required or as any such Authorized Officer may deem necessary, appropriate or advisable to effectuate and carry out the foregoing resolutions, in the manner and form as the Authorized Officer performing or executing the same shall approve, with such performance or execution and delivery thereof to be conclusive evidence of such approval of the Board; and

FURTHER RESOLVED, that the Corporate Secretary and any Assistant Corporate Secretary of the Company are each hereby authorized and empowered, for and on behalf of the Company, to certify and attest any documents that he or she may deem necessary, appropriate or advisable to carry out the foregoing resolutions, provided that such attestation shall not be required for the due authorization, execution and delivery or validity of the particular document; and

FURTHER RESOLVED, that any and all prior lawful actions taken by any Authorized Officer of the Company or any person or persons designated and authorized to act by a member of the Board or Authorized Officer of the Company that would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions be, and hereby are, severally authorized, ratified, confirmed, approved and adopted as being action of the Company; and

FURTHER RESOLVED, that the authority granted to each Authorized Officer of the Company under each of the foregoing resolutions shall be deemed to include the authority to perform such further lawful acts and deeds for and on behalf of the Company as the Authorized Officers deem necessary, appropriate or advisable to carry out the foregoing resolution; and

FURTHER RESOLVED, that for the purposes of the foregoing resolutions, the “Authorized Officers” of the Company shall be the Chief Executive Officer, the President, the Chief Financial Officer, the Chief Compliance Officer, Senior Vice President—Finance and Administration and Treasurer and the Vice President and General Counsel.